699 Eighth Street San Francisco California 94103

January 19, 2017

VIA EDGAR AND OVERNIGHT MAIL Securities and Exchange Commission Division of Corporation Finance Office of Information Technologies and Services Mail Stop 4561 100 F Street N.E. Washington DC 20549
Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Zynga Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Response dated December 23, 2016
File No. 001-35375

Ladies and Gentlemen:

Zynga Inc. (the “Company” or “we”) is in receipt of comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated December 23, 2016 (the “Staff Letter”) relating to the Company’s Form 10-K for its fiscal year ended December 31, 2015 and filed on February 19, 2016. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Note 1. Overview and Summary of Significant Accounting Policies

Part 1: We note your response to prior comment 1. Please explain why you believe there are no costs to develop new games and features that are indicative of the application development stage.

We respectfully advise the Staff that we have carefully considered the characteristics of our software development process and the nature of the costs incurred to develop our new games and features, and whether such costs are indicative of the application development stage. Pursuant to ASC 350-40-25-12, capitalization of costs cannot begin until the preliminary project stage is completed.  ASC 350-40-55-3 notes that the preliminary project stage concludes with the final selection of alternatives, and contemplates a more linear development process wherein the next step would be designing and coding the selected final alternatives. Our studio teams follow an agile development process wherein there is significant overlap of the particular activities contemplated by ASC 350-40-55-3 resulting in activities often characteristic of the application development stage occurring during the preliminary project stage. While we incur costs associated with activities that are indicative of the application development stage, these costs are ineligible for capitalization because the preliminary project stage remains ongoing until just prior to world-wide launch. The nature of our development process is such that the final feature selection (part of the preliminary project stage) occurs just prior to world-wide launch of a game. Up until this point, our engineers are assessing alternative designs, features, configurations, core mechanics and interfaces, which includes coding and testing of those designs, features, configurations, core mechanics and interfaces, in an effort to ultimately select a final set of feature alternatives that, upon final approval, results in the best player experience. It is due to the iterative nature of our development process described above that the final selection of alternatives does not occur until just prior to world-wide launch, resulting in substantially all of our development costs being characteristic of the preliminary project stage.

ASC 350-40-25-12 also specifies that capitalization of costs cannot begin until it is probable that the project will be completed. We have many instances of entire games being abandoned prior to their scheduled launch date due to management determining that they do not meet our high standards for quality, or are otherwise not commercially viable. An example of one such game where we stopped development between the soft-launch and world-wide launch is discussed below. Therefore, we are unable to conclude that our projects meet the probability requirements necessary for capitalization under ASC 350-40-25-12 prior to certainty of launch, which is proximate in time to actual world-wide launch date.

Part 2: Describe why the period of time between the soft-launch and world-wide launch of your games is not indicative of the application development stage.

Pursuant to ASC 350-40-25-12, capitalization of costs does not begin until “management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended.” Based on our game development process, this criteria is not met until just prior to world-wide launch of our games and well after soft-launch. Even after soft-launch of a game, we continue to be in the preliminary project phase, conceptualizing, formulating and evaluating alternatives. As such, the features contained in a game in soft-launch do not represent the final selection of alternatives for that game upon world-wide launch. We consider the soft-launch stage a key step in exploring alternative feature concepts, and evaluating the effectiveness of these concepts with players in different soft-launch markets. These features may or may not be incorporated into final releases, and are frequently re-worked up until world-wide launch. Core functionality of a game or game features may be significantly changed after soft-launch. Based on soft-launch feedback, we explore alternative means of achieving specified performance requirements and/or desired user experience, which may require management to significantly redesign or abandon game features. For example, as disclosed in our shareholder letter for the second quarter of 2016, we decided to stop development on our then-current version of CityVille mobile because, based on extensive testing and soft-launch data, CityVille mobile failed to meet our expectations and those of our players. Thus, in the period between soft-launch and world-wide launch, the “intended function” of the game changes frequently based on player feedback.

Part 3: Clarify the nature and extent of the development costs, including the specific processes to which they relate, as illustrated in ASC 350-40-55-3.

As specified in ASC 350-40-55-3, the preliminary project stage includes conceptual formulation of alternatives, evaluation of such alternatives and final selection of alternatives for further development. As described above, based on our agile game development process, these steps in the preliminary project stage are achieved through the design and coding of functioning prototypes by our engineers – activities and costs that may be associated with the application development stage of a development process that differs from our development process. As previously noted, the final selection of the various alternative features developed occurs well after soft-launch, as the soft-launch stage is used to evaluate player reaction and assess which of the already developed alternatives meet our high standards regarding user experience, retention, and monetization. As final selection occurs just prior to world-wide launch, our development process does not exit the preliminary project phase until just prior to world-wide launch, and thus costs of a nature requested to be detailed in the Staff’s comment are not considered eligible for capitalization.

Part 4: In addition, explain why no costs for upgrades and enhancements are capitalized after the initial product launch if it is probable that the costs incurred will result in additional functionality. We refer you to ASC 350-40-25-7.

The development process for upgrades and enhancements mirrors the general development process for games as described above. As such, we do not exit the preliminary project phase with respect to upgrades and enhancements after the soft-launch until just prior to world-wide launch of such upgrades and enhancements. Often, we develop new features for a game that are not ultimately generally implemented in the live-game (different features are sometimes implemented for different player types for feedback testing), or are completely pivoted into an entirely new game or expansion (i.e., change in intended function). Due to this development process, we are not able to conclude that upgrades, enhancements and other features under development will be probable to result in additional functionality and therefore are not eligible for capitalization.

Note 3. Fair Value Measurements

Part 1: We note your response to prior comment 2. Please explain in greater detail why you believe the change in the estimated fair value of the contingent consideration should be recorded as research and development expense in your consolidated statements of operations. Clarify your statement that indicates the changes in the fair value of your contingent consideration are costs (or benefits) that are driven by the success or failure of future launches and features.

We often acquire businesses that are early in their life cycle that can expand our game portfolio over time. For this reason, we often determine that a significant portion of the purchase price paid for these businesses is appropriately reflected as goodwill, which includes the current value associated with, and future development potential we believe exists with respect to, the acquired businesses. After acquisition, each acquired business is integrated into the Company as an internal game studio and focuses on new game development and new features for existing games that aim to improve the earnings ability of the acquired business. Accordingly, we structure many of our acquisitions with contingent consideration provisions to reflect the post-acquisition development potential of the acquired business, as typically contingent consideration payments would not be achievable by the type of businesses we acquire without significant development efforts for new games or features. Accordingly, we believe the contingent consideration payments are most closely linked to the research and development efforts of the acquired businesses. Furthermore, we respectfully advise the Staff that the amount and income statement classification of the contingent consideration adjustments recorded in earnings are disclosed in the note to our financial statements entitled “Fair Value Measurements,” so that our accounting treatment is transparent to the readers of our financial statements.

Part 2: Tell us why no in-process research and development costs were capitalized in connection with the acquisitions of Spooky Cool and Rising Tide.

For Spooky Cool, upon acquisition, the only technology that existed at the date of the acquisition was related to the web-based version of its slots game Hit It Rich, which had launched and was valued in the purchase price allocation as developed technology. Development had not yet begun on a mobile version of Hit It Rich (or any of the multiple game updates that were implemented during the contingent consideration “earn-out” period), and therefore no IPR&D was included in the purchase accounting. Following the acquisition, the Spooky Cool studio developed mobile versions of Hit It Rich and new features, upgrades and enhancements for Hit It Rich.

For Rising Tide, prior to the acquisition, Rising Tide had already launched its only game, Black Diamond Casino. The developed technology of this game was valued in the purchase price allocation as developed technology. At the acquisition date, no significant development was taking place on other games, and as such, there was no in-process research and development to be included in the purchase accounting. Following the acquisition, the Rising Tide studio focused on developing upgrades and expansions to Black Diamond Casino and the creation of a new web-based version of Black Diamond Casino and a new game, Vegas Diamond Slots.

Part 3: Provide us with the Adjusted EBITDA calculations that were specifically negotiated for each of the acquisitions for the sole purpose of measuring whether the performance consideration was earned. In addition, describe if and how the milestones were amended that allowed for settlement.

As noted above, we generally acquire early stage companies with engineering teams that we hope will improve upon the acquired games and develop new games driving an increase in earnings.  Accordingly, we structured our acquisition agreements for Spooky Cool and Rising Tide such that the overall consideration to the sellers consisted of an upfront payment at closing of the acquisition and a post-closing performance-based earn out triggered off of the Spooky Cool studio or the Rising Tide studio achieving certain levels of adjusted EBITDA as defined in each acquisition agreement.  Herein we refer to the adjusted EBITDA calculation for the Spooky Cool studio or the Rising Tide studio performance consideration as the “Studio non-GAAP Adjusted EBITDA”, to avoid confusion with the Company’s reported non-GAAP Adjusted EBITDA measure (prior to adjustments made to this measure in late 2016), herein referred to as “Historic Non-GAAP Adjusted EBITDA”.

The Studio non-GAAP Adjusted EBITDA calculation is calculated in a manner substantively similar in material respects to the Company’s Historic non-GAAP Adjusted EBITDA measure. For reference only, the reconciliation of the Company’s net income (loss) to the Company’s Historic non-GAAP Adjusted EBITDA, as show in our financial results press release for the fourth quarter of 2015, and the 2015 fiscal year, is set forth below:

Net income (loss)

Provision for (benefit from) income taxes

Other income (expense), net

Interest income

Restructuring expense, net

Depreciation and amortization

Acquisition-related transaction expenses

Contingent consideration fair value adjustment

Stock-based expense

Change in deferred revenue

Non-GAAP Adjusted EBITDA

A number of deal specific, negotiated exclusions are made to the Studio non-GAAP Adjusted EBITDA, including exclusions of specific performance bonus plans for the employees of the Spooky Cool studio or the Rising Tide studio, transaction expenses, certain pre-determined marketing costs, extraordinary items, and certain indirect overhead costs. Because the Company often uses financial metrics similar to the Studio non-GAAP Adjusted EBITDA in its ongoing mergers and acquisitions practice, the Company considers the Studio non-GAAP Adjusted EBITDA to be confidential, sensitive information of the Company.

In the first quarter of 2015, we executed an amended agreement with Spooky Cool to satisfy any further performance-based consideration milestones. Under the terms of the amendment, the maximum amount payable by the Company was $58.8 million, which included $53.8 million of contingent consideration and $5.0 million related to bonuses for the Spooky Cool studio employees. We paid $53.8 million in the first quarter of 2015 and $5.0 million in the second quarter of 2015 to fully settle the contingent consideration liability balance and bonuses related to Spooky Cool.

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. Please do not hesitate to call me at 415-445-4207 if you have any questions or would like any additional information.

Sincerely,

/s/ Devang Shah

Devang Shah
General Counsel, Secretary and Senior Vice President